November 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Midcoast Energy Partners, L.P.
Registration Statement on Form S-1 (File No. 333-189341)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of up to 21,275,000 Class A common units of Midcoast Energy Partners, L.P. (the “Partnership”), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on November 6, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated October 31, 2013, through the date hereof:

Preliminary Prospectus dated October 31, 2013:

9,890 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BARCLAYS CAPITAL INC. CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Mark Sooby
Name:	Mark Sooby
Title:	Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jordan Kozar
Name:	Jordan Kozar
Title:	Vice President